SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

April 29, 2024

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ First Quarter Results 2024”, dated April 29, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 29th day of April 2024.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report

Q1 2024

Philips delivers first-quarter results in line with 2024 performance improvement plan; Resolves the Respironics personal injury and medical monitoring litigation in the US for USD 1.1 billion

Amsterdam, April 29, 2024

First-quarter highlights

  Group sales amounted to EUR 4.1 billion, with comparable sales growth of 2.4%
  Comparable order intake -3.8%, mainly due to China
  USD 1.1 billion Respironics litigation settlement reached in the US (provision recognized of EUR 982 million)
  Income from operations EUR -824 million, including above provision
  Adjusted EBITA margin of 9.4% of sales
  Free cash outflow of EUR 336 million
  EUR 540 million agreement reached with insurers for Respironics recall-related product liability claims

Roy Jakobs, CEO of Royal Philips:

“We started the year in line with our plan, with order intake growth outside China turning positive and strong margin improvement. Supported by key innovation launches and strong focus on our execution priorities, we remain confident in our performance improvement plan for 2024.

Patient safety and quality is our highest priority, and we have taken important steps in further resolving the consequences of the Respironics recall. The remediation of the sleep therapy devices for patients is almost complete, and the test results to date show the use of these devices is not expected to result in appreciable harm to health. We do regret the concern that patients may have experienced.

The approved consent decree and economic loss settlement, and now the resolution of the personal injury and medical monitoring litigation in the US, are significant milestones and provide further clarity on the way forward for Philips.”

Respironics litigation

Philips and plaintiffs’ leadership have reached an agreement, following a mediation with Judge Diane M. Welsh, to resolve the personal injury litigation and the medical monitoring class action to end the uncertainty associated with litigation in the US. Philips and Philips Respironics do not admit any fault or liability, or that any injuries were caused by Respironics’ devices.

The settlement addresses the claims filed in the US courts and potential claims submitted to the census registry. Under the settlement, Philips Respironics has agreed to pay a total of USD 1.1 billion. The related payments are expected in 2025 and will be funded from Philips’ cash flow generation. As a consequence, a EUR 982 million*) provision was recognized in Q1 2024.

In April 2024, Philips Respironics signed a consent decree, which was court-approved, and obtained the final court approval for the previously announced economic loss settlement in the US, for which a provision was recognized in Q1 2023.

Philips also concluded an agreement with insurers to pay Philips EUR 540 million to cover Respironics recall-related product liability claims. This income is expected to be recognized in Q2 2024 and payment is expected during 2024.

Following the remediation of the sleep therapy devices and the reassuring test results to date, these important milestones on litigation, the consent decree and insurance provide Philips with a clear path forward for sustainable value creation. See here for more information on the Respironics litigation.

Group and segment performance

Group comparable sales increased 2.4%, with growth in mature and growth geographies, despite a decline in China. The market in China continues to be impacted by the industry-wide anti-corruption measures initiated by the government and by subdued consumer demand. In the first quarter, the government of China announced a subsidy program for hospitals to upgrade aged medical equipment, which will support gradual improvement of a fundamentally attractive market.

Diagnosis & Treatment comparable sales increased 3%, with growth in Image Guided Therapy and Precision Diagnosis, on the back of double-digit growth in Q1 2023. Adjusted EBITA margin was 9.2%, mainly due to normalization of the product mix, as anticipated.

Connected Care comparable sales declined 1%, with growth in Enterprise Informatics offset by a decline in Monitoring on the back of double-digit growth in Q1 2023. Adjusted EBITA margin increased to 6.4%.

Personal Health comparable sales increased 3%, driven by growth in Personal Care and Mother & Child Care. Adjusted EBITA margin improved to 15.2%.

Productivity

Total productivity savings of EUR 151 million in the quarter: operating model savings of EUR 55 million, procurement savings of EUR 40 million, and other programs savings of EUR 56 million.

Outlook

Philips reiterates its confidence in delivering the 2025 plan, acknowledging that uncertainties remain. For the full year 2024, Philips continues to expect 3-5% comparable sales growth and an Adjusted EBITA margin of 11-11.5%.

The expected free cash flow is now increased to EUR 0.9-1.1 billion in 2024, including the receipt from insurers for the Respironics product liability claims and the remaining payment related to the economic loss settlement. The personal injury and medical monitoring litigation settlement payment is expected in 2025.

The outlook excludes the potential impact of other previously disclosed Philips Respironics-related legal proceedings, including the investigation by the US Department of Justice.

Customer, innovation and ESG highlights

  Philips was recognized as a Clarivate Top 100 Global Innovator for the 11th consecutive year and ranked as a top medical technology patent applicant at the European Patent Office in 2023.
  Philips launched the new Azurion image-guided therapy system and advanced informatics to enhance the minimally invasive diagnosis and treatment of stroke and other neurovascular patients.
  Supporting short-staffed radiology departments, Philips introduced the new AI-enabled CT 5300 designed for more accurate and reliable imaging results using up to 80% lower radiation dose, while enhancing productivity and quality.
  Philips signed a 10-year agreement with the US Nicklaus Children’s Health System to provide AI-enabled radiology and monitoring solutions for deeper clinical insights, and improved workflow and productivity.
  Further expanding the successful OneBlade product range, Philips launched OneBlade Intimate – the first shaving product designed to be gender-neutral and protect the most sensitive skin.
  More than 1,100 Philips MR systems with the helium-free operations BlueSeal magnet and AI support have now been installed globally, enabling more productive and sustainable MR imaging operations.

Capital allocation

In April 2024, Philips completed the EUR 1.5 billion share buyback program for capital reduction purposes announced on July 26, 2021, and in the second quarter intends to cancel the 4.4 million shares acquired this year. See here for more information on the share buyback program.

Conference call and audio webcast

Roy Jakobs, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the first quarter results. A live webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

After converting the USD 1.1 billion amount to euro and discounting for time.

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q1 2023	Q1 2024
Sales	4,167	4,138
Nominal sales growth	6%	(1)%
Comparable sales growth1)	6%	2%
Comparable order intake2)	(5)%	(4)%
Income from operations	(583)	(824)
as a % of sales	(14.0)%	(19.9)%
Financial expenses, net	(79)	(70)
Investments in associates, net of income taxes	(16)	(1)
Income tax (expense) benefit	15	(105)
Income from continuing operations	(663)	(999)
Discontinued operations, net of income taxes	(3)	1
Net income	(665)	(998)
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders3) (in EUR) - diluted	(0.72)	(1.10)
Adjusted income from continuing operations attributable to shareholders3) (in EUR) - diluted1)	0.21	0.26
Net income attributable to shareholders3) (in EUR) - diluted	(0.72)	(1.10)
EBITA1)	(510)	(751)
as a % of sales	(12.2)%	(18.1)%
Adjusted EBITA1)	359	388
as a % of sales	8.6%	9.4%
Adjusted EBITDA1)	575	609
as a % of sales	13.8%	14.7%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Effective Q1 2024, Philips has revised the order intake policy for the software businesses. Refer to Forward-looking statements and other important information. 3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.
  Comparable sales increased by 2%, driven by growth in the Diagnosis & Treatment and Personal Health segments, partly offset by a decline in Connected Care.
  Adjusted EBITA improved to EUR 388 million and the margin increased to 9.4%, driven by productivity and pricing actions.
  Restructuring, acquisition-related and other charges amounted to EUR 1,139 million, compared to EUR 868 million in Q1 2023. Q1 2024 includes charges of EUR 982 million for the Respironics litigation provision, EUR 73 million for Respironics field-action running costs and quality actions, and EUR 22 million related to the Respironics consent decree. Q1 2023 included a Respironics litigation provision of EUR 575 million.
  Financial income and expenses resulted in a net expense of EUR 70 million, compared to a net expense of EUR 79 million in Q1 2023. Q1 2024 includes higher interest income on cash balances.
  Income tax expense increased by EUR 120 million year-on-year, mainly due to the tax effect of the Respironics litigation provision in Q1 2024.
  Net income in Q1 2024 decreased compared to Q1 2023, mainly driven by the Respironics litigation provision and higher tax expense, partly offset by improved operational performance.

Sales per geographic area

1 ) in millions of EUR unless otherwise stated

			% change
	Q1 2023	Q1 2024	nominal	comparable2)
Western Europe	801	852	6%	5%
North America	1,779	1,745	(2)%	0%
Other mature geographies	416	398	(4)%	6%
Total mature geographies	2,996	2,996	0%	2%
Growth geographies	1,171	1,142	(3)%	3%
Philips Group	4,167	4,138	(1)%	2%
1) Sales per geographic area is reported based on country of destination 2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales in Mature geographies increased by 2%, with growth in Western Europe and Other mature geographies. In Growth geographies, sales increased by 3% on a comparable basis, despite a decline in China.

Cash and cash equivalents balance

in millions of EUR

	Q1 2023	Q1 2024
Beginning cash balance	1,172	1,869
Free cash flow1)	117	(336)
Net cash flows from operating activities	202	(171)
Net capital expenditures	(85)	(165)
Other cash flows from investing activities	(104)	(10)
Treasury shares transactions		(95)
Changes in debt	(22)	(27)
Other cash flow items	(31)	18
Net cash flows from discontinued operations	(4)	(17)
Ending cash balance	1,128	1,402
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Net cash flows from operating activities decreased, mainly due to payment of accrued liabilities, partly offset by higher cash earnings.
  Net capital expenditures in Q1 2023 included cash proceeds from the sale of real estate.
  Other cash flows from investing activities in Q1 2023 mainly included a cash payment with respect to foreign-exchange derivative contracts.
  Treasury shares transactions include share repurchases as part of the EUR 1.5 billion share repurchase program for capital reduction purposes which was announced on July 26, 2021, as well as related withholding tax.
  Other cash flow items include foreign currency impact on the cash balance.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	December 31, 2023	March 31, 2024
Long-term debt	7,035	6,597
Short-term debt	654	1,140
Total debt	7,689	7,737
Cash and cash equivalents	1,869	1,402
Net debt	5,820	6,335
Shareholders' equity	12,028	11,359
Non-controlling interests	33	33
Group equity	12,061	11,392
Net debt : group equity ratio1)	33:67	36:64
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Amounts may not add up due to rounding.

Performance per segment

Diagnosis & Treatment

Key data

in millions of EUR unless otherwise stated

	Q1 2023	Q1 2024
Sales	2,010	2,026
Sales growth
Nominal sales growth	16%	1%
Comparable sales growth1)	16%	3%
Income from operations	173	146
as a % of sales	8.6%	7.2%
EBITA1)	195	168
as a % of sales	9.7%	8.3%
Adjusted EBITA1)	261	186
as a % of sales	13.0%	9.2%
Adjusted EBITDA1)	309	234
as a % of sales	15.4%	11.5%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales increased by 3%, on the back of strong double-digit growth in Q1 2023, driven by growth in Precision Diagnosis and Image Guided Therapy.
  Comparable sales in Growth geographies showed mid-single-digit growth. Mature geographies recorded low-single-digit growth.
  Adjusted EBITA was EUR 186 million and the margin decreased to 9.2%, mainly due to normalization of the product mix, and a value adjustment on current assets.
  Restructuring, acquisition-related and other charges amounted to EUR 19 million, compared to EUR 66 million in Q1 2023. In Q2 2024, restructuring, acquisition-related and other charges are expected to total approximately EUR 20 million.

Connected Care

Key data

in millions of EUR unless otherwise stated

	Q1 2023	Q1 2024
Sales	1,226	1,164
Sales growth
Nominal sales growth	4%	(5)%
Comparable sales growth1)	3%	(1)%
Income from operations	(717)	(1,065)
as a % of sales	(58.5)%	(91.5)%
EBITA1)	(672)	(1,021)
as a % of sales	(54.8)%	(87.7)%
Adjusted EBITA1)	21	74
as a % of sales	1.7%	6.4%
Adjusted EBITDA1)	77	134
as a % of sales	6.3%	11.5%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales declined by 1%, with growth in Enterprise Informatics offset by a decline in Monitoring on the back of strong double-digit growth in Q1 2023.
  Comparable sales showed low-single-digit growth in Mature geographies, offset by a double-digit decline in Growth geographies.
  Adjusted EBITA improved to EUR 74 million and the margin increased to 6.4%, mainly driven by productivity measures and mix effects.
  Restructuring, acquisition-related and other charges were EUR 1,095 million, compared to EUR 693 million in Q1 2023. Q1 2024 includes charges of EUR 982 million for the Respironics litigation provision, EUR 73 million for Respironics field-action running costs and quality actions, and EUR 22 million related to the Respironics consent decree. Q1 2023 included charges of EUR 575 million for the Respironics litigation provision. In Q2 2024, restructuring, acquisition-related and other items are expected to show a gain of approximately EUR 340 million, including insurance income of EUR 540 million related to Respironics product liability claims. This also includes costs in relation to the Respironics consent decree.

Personal Health

Key data

in millions of EUR unless otherwise stated

	Q1 2023	Q1 2024
Sales	798	790
Sales growth
Nominal sales growth	(5)%	(1)%
Comparable sales growth1)	(6)%	3%
Income from operations	96	116
as a % of sales	12.0%	14.7%
EBITA1)	101	120
as a % of sales	12.7%	15.2%
Adjusted EBITA1)	105	120
as a % of sales	13.2%	15.2%
Adjusted EBITDA1)	128	146
as a % of sales	16.0%	18.5%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales increased by 3%, driven by growth in Personal Care and Mother & Child Care.
  Comparable sales in Mature geographies showed mid-single-digit growth, driven by Western Europe. Growth geographies were flat, mainly due to China.
  Adjusted EBITA increased to EUR 120 million and the margin improved to 15.2%, mainly driven by sales growth and productivity measures.
  In Q2 2024, restructuring and other charges are expected to total approximately EUR 15 million.

Other

Key data

in millions of EUR

	Q1 2023	Q1 2024
Sales	132	157
Income from operations	(135)	(20)
EBITA1)	(133)	(17)
Adjusted EBITA1) of:	(28)	7
IP Royalties	59	89
Innovation	(40)	(22)
Central costs	(45)	(61)
Other	(2)	1
Adjusted EBITDA1)	61	95
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Sales increased by EUR 25 million, mainly due to phasing of royalty income.
  Adjusted EBITA increased to EUR 7 million, mainly driven by higher royalty income.
  Restructuring, acquisition-related and other charges amounted to EUR 24 million, compared to EUR 105 million in Q1 2023, which was mainly related to workforce reduction. In Q2 2024, restructuring and other charges are expected to total approximately EUR 5 million.

Condensed consolidated statements of income

in millions of EUR unless otherwise stated

	Q1
	2023	2024
Sales	4,167	4,138
Cost of sales	(2,411)	(2,323)
Gross margin	1,755	1,815
Selling expenses	(1,079)	(1,096)
General and administrative expenses	(158)	(136)
Research and development expenses	(528)	(419)
Other business income	14	10
Other business expenses	(588)	(997)
Income from operations	(583)	(824)
Financial income	14	24
Financial expenses	(93)	(94)
Investment in associates, net of income taxes	(16)	(1)
Income before taxes	(678)	(894)
Income tax (expense) benefit	15	(105)
Income from continuing operations	(663)	(999)
Discontinued operations, net of income taxes	(3)	1
Net income	(665)	(998)

Attribution of net income
Net income attributable to shareholders1)	(665)	(999)
Net income attributable to non-controlling interests	-	-
Income from continuing operations attributable to shareholders1)	(663)	(1,000)

Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands)2):
- basic	920,854	906,029
- diluted	920,854	906,029
Income from continuing operations attributable to shareholders1) (in EUR)2)
- basic	(0.72)	(1.10)
- diluted	(0.72)	(1.10)
Net income attributable to shareholders1) (in EUR)2)
- basic	(0.72)	(1.10)
- diluted	(0.72)	(1.10)
1) Shareholders refers to shareholders of Koninklijke Philips N.V. 2) Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

Amounts may not add up due to rounding.

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
  EBITA
  Adjusted EBITA
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter 12.3, Reconciliation of non-IFRS information, of the Annual Report 2023 and to the Forward-looking statements and other important information.

Comparable order intake is presented when discussing the Philips Group's performance. Effective Q1 2024, Philips has revised the order intake policy for the software business. Refer to Forward-looking statements and other important information.

Sales growth composition

in %

	Q1 2024
	nominal growth	consolidation changes	currency effects	comparable growth
2024 versus 2023
Diagnosis & Treatment	0.8%	(0.9)%	3.2%	3.1%
Connected Care	(5.0)%	1.0%	2.6%	(1.5)%
Personal Health	(1.0)%	0.0%	3.9%	2.9%
Philips Group	(0.7)%	0.0%	3.1%	2.4%

Adjusted income from continuing operations attributable to shareholders 1)

in millions of EUR unless otherwise stated

	Q1
	2023	2024
Net income	(665)	(998)
Discontinued operations, net of income taxes	3	(1)
Income from continuing operations	(663)	(999)
Income from continuing operations attributable to non-controlling interests	-	-
Income from continuing operations attributable to shareholders 1 )	(663)	(1,000)
Adjustments for:
Amortization and impairment of acquired intangible assets	74	72
Restructuring costs and acquisition-related charges	224	51
Other items:	644	1,088
Respironics litigation provision	575	982
Respironics field-action running costs	54	40
Respironics consent decree charges		22
Quality actions		33
Remaining items	15	11
Net finance income/expenses	4	9
Tax impact of adjusted items and tax only adjusting items	(91)	14
Adjusted income from continuing operations attributable to shareholders 1 )	192	235
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	(0.72)	(1.10)
Adjusted income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	0.21	0.26
1) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

Amounts may not add up due to rounding.

Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q1 2024
Net income	(998)
Discontinued operations, net of income taxes	(1)
Income taxes	105
Investments in associates, net of income taxes	1
Financial expenses	94
Financial income	(24)
Income from operations	(824)	146	(1,065)	116	(20)
Amortization and impairment of acquired intangible assets	72	22	44	4	3
EBITA	(751)	168	(1,021)	120	(17)
Restructuring and acquisition-related charges	51	19	17	-	14
Other items:	1,088		1,078		10
Respironics litigation provision	982		982
Respironics field-action running costs	40		40
Respironics consent decree charges	22		22
Quality actions	33		33
Remaining items	11		1		10
Adjusted EBITA	388	186	74	120	7
Depreciation, amortization and impairment of fixed assets and other intangible assets	222	48	60	26	88
Adding back impairment of fixed assets included in Restructuring and acquisition related charges and Other items	(1)	-	-		-
Adjusted EBITDA	609	234	134	146	95

Q1 2023
Net income	(665)
Discontinued operations, net of income taxes	3
Income taxes	(15)
Investments in associates, net of income taxes	16
Financial expenses	93
Financial income	(14)
Income from operations	(583)	173	(717)	96	(135)
Amortization and impairment of acquired intangible assets	74	22	45	4	2
EBITA	(510)	195	(672)	101	(133)
Restructuring and acquisition-related charges	224	65	49	5	105
Other items:	644	1	644	(1)	-
Respironics litigation provision	575		575
Respironics field-action running costs	54		54
Remaining items	15	1	15	(1)	-
Adjusted EBITA	359	261	21	105	(28)
Depreciation, amortization and impairment of fixed assets and other intangible assets	238	50	57	24	108
Adding back impairment of fixed assets included in Restructuring and acquisition related charges and Other items	(21)	(3)	-		(19)
Adjusted EBITDA	575	309	77	128	61

Composition of free cash flow

in millions of EUR

	January to March
	2023	2024
Net cash flows provided by operating activities	202	(171)
Net capital expenditures:	(85)	(165)
Purchase of intangible assets	(43)	(36)
Expenditures on development assets	(47)	(52)
Capital expenditures on property, plant and equipment	(72)	(82)
Proceeds from disposals of property, plant and equipment	77	5
Free cash flow	117	(336)

Philips statistics

in millions of EUR unless otherwise stated

	2023				2024
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	4,167	4,470	4,471	5,062	4,138
Nominal sales growth	6%	7%	4%	(7)%	(1)%
Comparable sales growth1)	6%	9%	11%	(1)%	2%
Comparable order intake2)	(5)%	(8)%	(7)%	(4)%	(4)%
Gross margin	1,755	1,961	1,933	1,798	1,815
as a % of sales	42.1%	43.9%	43.2%	35.5%	43.9%
Selling expenses	(1,079)	(1,112)	(1,114)	(1,220)	(1,096)
as a % of sales	(25.9)%	(24.9)%	(24.9)%	(24.1)%	(26.5)%
G&A expenses	(158)	(157)	(150)	(143)	(136)
as a % of sales	(3.8)%	(3.5)%	(3.4)%	(2.8)%	(3.3)%
R&D expenses	(528)	(468)	(445)	(449)	(419)
as a % of sales	(12.7)%	(10.5)%	(10.0)%	(8.9)%	(10.1)%
Income from operations	(583)	221	224	24	(824)
as a % of sales	(14.0)%	4.9%	5.0%	0.5%	(19.9)%
Net income	(665)	74	90	38	(998)
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted	(0.72)	0.08	0.10	0.04	(1.10)
Adjusted income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted1)	0.21	0.28	0.33	0.41	0.26
EBITA1)	(510)	292	295	106	(751)
as a % of sales	(12.2)%	6.5%	6.6%	2.1%	(18.1)%
Adjusted EBITA1)	359	453	457	653	388
as a % of sales	8.6%	10.1%	10.2%	12.9%	9.4%
Adjusted EBITDA1)	575	681	693	896	609
as a % of sales	13.8%	15.2%	15.5%	17.7%	14.7%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document. 2) Effective Q1 2024, Philips has revised the order intake policy for the software businesses. Refer to Forward-looking statements and other important information. 3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

Philips statistics

in millions of EUR unless otherwise stated

	2023				2024
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	4,167	8,636	13,107	18,169	4,138
Nominal sales growth	6%	7%	6%	2%	(1)%
Comparable sales growth1)	6%	8%	9%	6%	2%
Comparable order intake2)	(5)%	(7)%	(7)%	(6)%	(4)%
Gross margin	1,755	3,717	5,650	7,448	1,815
as a % of sales	42.1%	43.0%	43.1%	41.0%	43.9%
Selling expenses	(1,079)	(2,191)	(3,304)	(4,524)	(1,096)
as a % of sales	(25.9)%	(25.4)%	(25.2)%	(24.9)%	(26.5)%
G&A expenses	(158)	(315)	(465)	(608)	(136)
as a % of sales	(3.8)%	(3.6)%	(3.5)%	(3.3)%	(3.3)%
R&D expenses	(528)	(996)	(1,441)	(1,890)	(419)
as a % of sales	(12.7)%	(11.5)%	(11.0)%	(10.4)%	(10.1)%
Income from operations	(583)	(362)	(139)	(115)	(824)
as a % of sales	(14.0)%	(4.2)%	(1.1)%	(0.6)%	(19.9)%
Net income	(665)	(591)	(501)	(463)	(998)
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted	(0.72)	(0.64)	(0.54)	(0.50)	(1.10)
Adjusted income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted1)	0.21	0.50	0.83	1.25	0.26
EBITA1)	(510)	(217)	77	183	(751)
as a % of sales	(12.2)%	(2.5)%	0.6%	1.0%	(18.1)%
Adjusted EBITA1)	359	812	1,268	1,921	388
as a % of sales	8.6%	9.4%	9.7%	10.6%	9.4%
Adjusted EBITDA1)	575	1,256	1,949	2,845	609
as a % of sales	13.8%	14.5%	14.9%	15.7%	14.7%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	881,539	920,085	915,987	906,403	904,257
Shareholders' equity per common share (in EUR)	13.99	13.18	13.84	13.27	12.56
Net debt : group equity ratio1)	36:64	37:63	36:64	33:67	36:64
Total employees at end of period	73,712	71,519	70,741	69,656	69,062
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document. 2) Effective Q1 2024, Philips has revised the order intake policy for the software businesses. Refer to Forward-looking statements and other important information. 3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future Adjusted EBITA *), future restructuring and acquisition related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: Philips’ ability to gain leadership in health informatics in response to developments in the health technology industry; Philips’ ability to keep pace with the changing health technology environment; macroeconomic and geopolitical changes; integration of acquisitions and their delivery on business plans and value creation expectations; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; Philips’ ability to meet expectations with respect to ESG-related matters; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; breaches of cybersecurity; challenges in simplifying our organization and our ways of working; the resilience of our supply chain; attracting and retaining personnel; challenges in driving operational excellence and speed in bringing innovations to market; compliance with regulations and standards including quality, product safety and (cyber) security; compliance with business conduct rules and regulations including privacy and upcoming ESG disclosure and due diligence requirements; treasury and financing risks; tax risks; reliability of internal controls, financial reporting and management process; global inflation. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2023.

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management’s estimates of rankings are based on order intake or sales, depending on the business.

Market Abuse Regulation

This press release contains inside information within the
meaning of Article 7(1) of the EU Market Abuse Regulation.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial
position, operating results and cash flows, management uses
certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS
financial measures do not have standardized meaning under
IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is
contained in this document. Further information on non-IFRS
measures can be found in the Annual Report 2023.

Presentation

All amounts are in millions of euros unless otherwise stated.
Due to rounding, amounts may not add up precisely to totals
provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the
Annual Report 2023. Prior-period amounts have been
reclassified to conform to the current-period presentation; this includes immaterial organizational changes.

Effective Q1 2024, Philips has revised the order intake policy to reflect the full contract value for software contracts that start generating revenue within an 18-month horizon, instead of only the next 18 months to revenue horizon. This change has been implemented to better align with the specific business model of our software businesses, simplify the order intake process, and better align with peers. Prior-period comparable order intake percentages have been restated accordingly. This revision has not resulted in any material changes to the order intake percentages for the periods presented.

Philips has realigned the composition of its reporting segments effective from April 1, 2023. The most notable change is the shift of the previous Enterprise Diagnostic Informatics business from the Diagnosis & Treatment segment to the Connected
Care segment. This business, together with other informatics solutions in the Connected Care segment, now forms the
Enterprise Informatics business. Accordingly, the comparative figures for the affected segments have been restated. The
restatement has been published on the Philips Investor
Relations website and can be accessed here.

Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in the second quarter of 2023 in connection with the 2022 share dividend.

*) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

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